Exhibit 99.1

Pointer Telocation Announces $8.5 Million Order

Major Product Order from a Key Telematics Company Expected to Ship in 2019

Rosh HaAyin, Israel, December 17, 2018. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it has received a large order for 4G product delivery from a key telematics company valued at up to $8.5 million.

Product shipments are expected to start in the second quarter of 2019 and to be completed in 2019.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data, converting it into valuable information for Pointer’s customers and providing them with actionable insights, thus enabling the customers to improve their bottom line and increase their profitability. For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Risks Regarding Forward Looking Statements

Certain statements made herein that use words such as “estimate”, “project”, “intend”, “expect”, “‘believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when Pointer discusses the timing of product shipments, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Company contact:	Investor Relations Contact at Hayden IR, LLC:
Yaniv Dorani, CFO	Brett Maas
Tel: +972-3-5723111	Tel: +1-646-536-7331
E-mail: yanivd@pointer.com	E-mail: brett@haydenir.com

David Fore
Tel: +1-206-395-2711
E-mail: dave@haydenir.com